Exhibit 99.1

Aris Mining TO INCREASE OWNERSHIP IN SOTO NORTE PROJECT TO 51% AND
COMMENCES STUDY TO ASSESS NEW DEVELOPMENT PLAN

Vancouver, Canada, May 23, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that it has entered into a binding agreement with MDC Industry Holding Company LLC (Mubadala), a wholly-owned subsidiary of the Abu Dhabi based investment company Mubadala Investment Company PJSC, whereby, subject to certain customary conditions, Aris Mining will acquire an additional 31% joint venture interest in the Soto Norte gold-copper project in Colombia (Soto Norte or PSN) and amend the current Joint Venture Agreement to account for this change in ownership. Soto Norte is one of the largest undeveloped underground gold projects in South America, set to employ modern and sustainable mining practices.

•	Acquisition of 51% of PSN and Share Exchange: Aris Mining will acquire an additional 31% joint venture interest in PSN from Mubadala, bringing its total ownership to 51%. In exchange, Aris Mining will issue 15,750,000 shares to Mubadala, representing an approximate 9.9% ownership stake based on Aris Mining’s issued and outstanding shares as of March 31, 2024, with an additional 6,000,000 shares to be issued on receipt of an environmental license for PSN.
•	New, Smaller-Scale Development Plan: Aris Mining has completed optimization studies of a smaller, more efficient development plan for PSN. Key changes include reducing the environmental footprint, building a smaller processing plant with a longer operating life, adopting a flexible mining method to target higher-grade material earlier in the mine life, and installing a paste backfill plant to minimize surface tailings storage requirements.
•	Strategic and Operational Benefits: With a 51% controlling interest, Aris Mining will integrate the PSN development team into its management structure and procedures, enhancing operational efficiencies and creating synergies.

Aris Mining CEO Neil Woodyer stated: “As the only mining company with operational experience to own and operate Soto Norte, we believe a new, smaller-scale development plan with a reduced environmental footprint is the right path forward. Aris Mining also plans to incorporate processing solutions for contract mining partners into the design and development of Soto Norte, following the successful partnership model developed at our Segovia Operations in Colombia. Based on the attractive results of our preliminary work, we are initiating a Pre-Feasibility Study (PFS) of the new development plan, which is expected to be complete by early 2025.

In support of this plan, we are delighted to become the 51% controlling shareholder of the Soto Norte joint venture at closing, enabling Aris Mining to develop this very attractive project.”

Soto Norte Transaction

•	On closing, Aris Mining will issue 15,750,000 common shares to Mubadala. These shares will be subject to a 12-month hold period, inclusive of a four-month statutory hold period and an additional eight-month contractual restriction on transfer.
•	Following receipt of an environmental license to develop PSN, Aris Mining will issue an additional 6,000,000 common shares to Mubadala, which together with the 15,750,000 common shares issued at closing would increase Mubadala’s ownership stake to approximately 13% based on Aris Mining’s issued and outstanding shares as of March 31, 2024.

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•	The current market value of the 21,750,000 Aris Mining shares to be issued to Mubadala is US$90 million.
•	On closing, Aris Mining will hold a 51% interest in PSN and Mubadala will retain a 49% interest. The current option held by Aris Mining to acquire an additional 30% interest in PSN will be terminated. Aris Mining will continue to be the operator of PSN.
•	Aris Mining and Mubadala have mutual right-of-first-offer (ROFO) rights, should a partner choose to exit the joint venture.
•	As a result of Aris Mining integrating the PSN development team into its management structure and procedures, Aris Mining will sole fund certain operating costs on behalf of the joint venture during the pre-licensing period. Non-operating and project construction costs will be funded on a pro-rata ownership basis.
•	Closing of the transaction is expected to occur in June 2024 following satisfaction of customary closing conditions, including execution of definitive documentation related to the issuance of the shares and approval of the Toronto Stock Exchange and the NYSE American.

Soto Norte Project and Planned Optimizations

In March 2022, Aris Mining disclosed the results of mineral resource and reserve estimates and the results of a Feasibility Study for the Soto Norte Gold Project in a NI 43-101 compliant Technical Report with an effective date of January 1, 2021 (the Feasibility Study). The Feasibility Study includes a 7,200 tonnes per day (tpd) capacity processing plant with average annual production of over 450,000 gold ounces (oz) over an 11-year production period at average all in sustaining costs (AISC) of US$471/oz from a 5.0 million ounce mineral reserve 1.

In 2023, Aris Mining commissioned a technical and economic assessment of PSN that considered a scaled-down mining concept. Aris Mining is now commissioning a new PFS and NI 43-101 compliant Technical Report for the scaled-down concept, both of which are expected to be completed in Q1 2025. The new PFS will include the assessment of the key project optimizations described in Table 1.

Table 1: Key project optimizations to be evaluated in the new PFS

Optimized underground mining strategy prioritizes initial access to a higher grade zone

There are two main parallel mineralized zones at PSN and each has a strike length of approximately 2.0 km. The revised underground mining strategy prioritizes initial access to the higher grade zone, which can be quickly accessed from an existing portal.

The revised plan is expected to sustain a mining rate approaching 2.0 million tonnes of mill feed and waste per year.

Change of mining method

The mining method for the Feasibility Study was modified Avoca, which required a significant amount of additional waste, sourced from underground waste quarry stopes, to provide backfill and a base for mining.

The proposed mining method for the new PFS is long hole open stoping (LHOS) targeting higher grade stopes in the upper levels of the mine early in the mine life and utilizing pillars for support in the first stage of mining. Paste backfill will be utilized in the second stage of mining while the support pillars are systematically extracted.

1 See “Technical Disclosure and Qualified Person” section below for full disclosure of technical and scientific details.

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Defer underground paste fill plant	After installation of the paste fill plant, the mining method is proposed to change to LHOS and paste fill, to increase overall mining recovery while reducing the upfront capital requirement.
Smaller processing plant	The proposed processing plant is expected to have a 2,750 tpd capacity, approximately 60% smaller than the Feasibility Study design, with a longer operating life.
Aerial ropeway proposed to move mill feed from the existing portal to the processing plant	Elimination of the 6.9 km tunnel, which was to be created by way of a tunnel boring machine (TBM), accelerating construction timelines and reducing capital costs. Ropeway technology is currently in use in Colombia, requires minimal land use, and is easily removed at the end of the mine life. The ropeway will also move tailings from the processing plant to the underground paste fill plant.
Reduced size and relocation of tailings storage facility	The new PSN design considers the use of process tailings as backfill in the underground stopes, significantly reducing the surface tailings storage capacity requirements and environmental footprint.
Shortened construction period	The Feasibility Study estimated a 3.5-year construction period, with the critical path highly dependent on the TBM advance rate. The new PSN development plan will not utilize a TBM, resulting in an accelerated construction period.
Environmental studies	The new, smaller-scale development plan is expected to reduce the environmental impact of PSN and is expected to remain mostly within the Feasibility Study project footprint covered by the existing environmental baseline studies and datasets.
Páramo proximity	PSN remains outside the Santurbán páramo delimitation area.
Opportunity for Contract Mining Partners (CMPs)

Aris Mining has a successful partnership model with CMPs that combines the traditional skills and local knowledge of artisanal and small-scale miners with the technology, infrastructure, health/safety standards, and access to capital of industrial miners.

Aris Mining intends to incorporate processing solutions for CMPs into the design and development of PSN, with the potential to formalize miners in the Soto Norte region in addition to Calimineros, an existing partner at PSN with about 160 miners. Aris Mining’s CMP model eliminates the use of mercury and illegal explosives by artisanal miners, creating an ecosystem that benefits CMPs, local communities, the Colombian government, the environment, and Aris Mining.

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Conference Call

Management will host a conference call on Thursday, May 23, 2024, at 9:00 am ET / 6:00 am PT to discuss this transaction. The call will be webcast and can be accessed at Aris Mining’s website at www.aris-mining.com, or at https://services.choruscall.ca/links/arismining202405.html.

Participants may gain expedited access to the conference call at the following registration link. Upon registering, call in details will be displayed on screen. Using these call details will by-pass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Participants who prefer to dial-in and speak with a live operator, can access the call by dialing:

•	Toll-free North America: 1-844-763-8274
•	International: 1-647-484-8814

After the call, an audio recording will be available via telephone for 7 days, until end of day May 30th, 2024. The recording can be accessed by dialing:

•	Toll-free in the US and Canada: 1-855-669-9658
•	International: 1-604-674-8052 and using the access code: 0915#

A replay of the event will be archived at Aris Mining Corporation - Investors - Events & Presentations (www.aris-mining.com).

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Unless otherwise indicated, the mineral resource and reserve estimates, scientific disclosure, and technical information included in this news release are based upon information included in the following NI 43-101 compliant technical report: “NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the Soto Norte Technical Report). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), MAusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of Aris Mining within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of Aris Mining. The Soto Norte Technical Report is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining Holdings Corp's (Aris Holdings) SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov. Aris Holdings is a subsidiary of Aris Mining.

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About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining contacts:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations +1.604.417.2574

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, the acquisition of additional joint venture interest in PSN and the details and timing thereof, plans pertaining to PSN and the details, costs, benefits and timing thereof, the PFS and the expected timing thereof and the timing and details thereof and the Company’s plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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